SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

CorMedix Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

21900C100
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21900C100	13G/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,598 shares of Common Stock issuable upon conversion of convertible preferred stock

1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, certain of the reported warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of these warrants in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 21900C100	13G/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,598 shares of Common Stock issuable upon conversion of convertible preferred stock

1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (see Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, certain of the reported warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of these warrants in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 21900C100	13G/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,598 shares of Common Stock issuable upon conversion of convertible preferred stock

1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, certain of the reported warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of these warrants in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 21900C100	13G/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Ari Storch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,598 shares of Common Stock issuable upon conversion of convertible preferred stock

1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (see Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, certain of the reported warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of these warrants in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 21900C100	13G/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Adam J. Chill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,598 shares of Common Stock issuable upon conversion of convertible preferred stock

1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (see Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, certain of the reported warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of these warrants in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 21900C100	13G/A	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Scott Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 61,598 shares of Common Stock issuable upon conversion of convertible preferred stock 1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,598 shares of Common Stock issuable upon conversion of convertible preferred stock

1,735,779 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (see Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, certain of the reported warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of these warrants in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 21900C100	13G/A	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is CorMedix Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 745 Rt. 202-206, Suite 303, Bridgewater, NJ.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Kingsbrook Opportunities Master Fund LP, a Cayman Islands limited partnership (the "Kingsbrook Fund"), with respect to the Common Stock (as defined below) issuable upon conversion of the convertible preferred stock and exercise of the warrants directly held by it;

(ii)	Kingsbrook Opportunities GP LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of the Kingsbrook Fund, with respect to the Common Stock issuable upon conversion of the convertible preferred stock and exercise of the warrants directly held by the Kingsbrook Fund;

(iii)	Kingsbrook Partners LP, a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager to the Kingsbrook Fund, with respect to the Common Stock issuable upon conversion of the convertible preferred stock and exercise of the warrants directly held by the Kingsbrook Fund;

(iv)	Mr. Ari Storch ("Mr. Storch"), who serves as senior managing member to the General Partner and KB GP LLC, the general partner of the Investment Manager, with respect to the Common Stock issuable upon conversion of the convertible preferred stock and exercise of the warrants directly held by the Kingsbrook Fund;

(v)	Mr. Adam J. Chill ("Mr. Chill"), who serves as managing member to the General Partner and KB GP LLC, the general partner of the Investment Manager, with respect to the Common Stock issuable upon conversion of the convertible preferred stock and exercise of the warrants directly held by the Kingsbrook Fund; and

(iii)	Mr. Scott Wallace ("Mr. Wallace") , who serves as managing member to the General Partner and KB GP LLC, the general partner of the Investment Manager, with respect to the Common Stock issuable upon conversion of the convertible preferred stock and exercise of the warrants directly held by the Kingsbrook Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

CUSIP No. 21900C100	13G/A	Page 9 of 12 Pages

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Kingsbrook Partners LP, 689 Fifth Avenue, 12th Floor, New York, New York 10022.

Item 2(c)	CITIZENSHIP:

The Kingsbrook Fund is a Cayman Islands limited partnership. The General Partner is a Delaware limited liability company. The Investment Manager is a Delaware limited partnership. Messrs. Storch, Chill and Wallace are each United States citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share, (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

21900C100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

CUSIP No. 21900C100	13G/A	Page 10 of 12 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 13, 2014, disclosed that the total number of outstanding shares of Common Stock as of November 10, 2014 was 22,383,101. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company's total number of outstanding shares of Common Stock and assumes the conversion of the reported convertible preferred stock and exercise of the reported warrants, subject to the 4.99% Blocker (as defined below).

Pursuant to the terms of certain of the reported warrants, the Reporting Persons cannot exercise such warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "4.99% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 4.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such warrants due to the 4.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 21900C100	13G/A	Page 11 of 12 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:
By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 21900C100	13G/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2015

KINGSBROOK OPPORTUNITIES MASTER FUND LP
By: Kingsbrook Opportunities GP LLC, its general partner

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

KINGSBROOK OPPORTUNITIES GP LLC

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

KINGSBROOK Partners LP
By: KB GP LLC, its general partner

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

/s/ Ari Storch
Ari Storch

/s/ Adam J. Chill
Adam J. Chill

/s/ Scott Wallace
Scott Wallace